
03024292

GROUPE CLARINS

03 JUL -3 AM 7:21

82-2960

TELEFAX – PRESS RELEASE

THE COUTURE DIVISION DISCONTINUATION OF ACTIVITY

SUPPL

Group Finance Division **Thursday 3rd July 2003**

Dear Madam or Sir,

Please find enclosed a press release concerning the Couture division discontinuation of activity.

Sincerely yours.

Pankaj CHANDARANA
Head of Investor Relations

dlw 7/3

Investor Relations Department
Tel.: 33 1 46 41 41 25 – Fax: 33 1 47 38 16 87 - E-mail: financials@clarins.net
www.clarins-finance.com or www.clarins.com


GROUPE
CLARINS

3 July 2003

THE COUTURE DIVISION
DISCONTINUATION OF ACTIVITY

After a period of dialogue lasting over six months with staff representatives, Thierry Mugler Couture is implementing the solutions resulting from its Job Protection Plan.

The agreement signed on June 30 with the Balmain Group for the taking over of the production factory located near Angers and four boutiques, three of which are in France and one in Belgium, has saved 56 jobs out of a total of 74 at Angers and nearly all the staff of the four boutiques.
Balmain will run the factory and the boutiques for the manufacturing and distribution of products under its own brand.

The Thierry Mugler brand remains the property of the Clarins Group which will continue to operate directly the Perfume activity.

Beyond the existing licence agreements which continue, a new 5 year licence has been signed with the Italian company Tombolini for the Thierry Mugler Men's line. According to the agreement concluded on June 30, the exclusive Thierry Mugler men's boutique is being taken over by Tombolini, along with the operation of the corners in Galeries Lafayettes and Madélios in Paris. The majority of the team devoted to the Men's line will join Tombolini Group.

A redeployment unit has been set up to help staff concerned by redundancies to find a solution to their future career path.
The redundancies concern 102 individuals out of total staff of 210 in France.

The Couture activity will be discontinued at the end of September, after the finalisation of the closing operations. The total cost of the Couture operation will be disclosed at the latest on 11 September 2003, the release date of the Clarins Group's half-yearly results.

GROUPE CLARINS
CLARINS, AZZARO, THIERRY MUGLER
Investor Relations Department
Tel.: 33 1 46 41 41 25 – Fax: 33 1 47 38 16 87 - E-mail: financials@clarins.net
www.clarins-finance.com and/or www.clarins.com